EXHIBIT 99

O2Micro® Reports Record Third Quarter Sales

Santa Clara, CA and George Town, Grand Cayman, October 31, 2002. O2Micro International Limited (Nasdaq: OIIM), a leading supplier of innovative power management and security ICs to mobile computer and communications manufacturers, reported its financial results today for the third quarter ended September 30, 2002.

Net sales for the third quarter were $18.0 million, a record high quarter for O2Micro. Third quarter revenue of $18.0 million was an increase of 2% over the preceding quarter, and 52% over the comparable quarter of the prior year. Earnings per share for the third quarter, fully diluted, were 7 cents per share, compared to 8 cents per share in the preceding quarter, and 4 cents in the comparable quarter of the prior year.

Net income for the third quarter of $2,545,000 was a decrease of 15% from the preceding quarter, and 93% greater than the net income for the comparable quarter of the prior year. Third quarter R&D expenditures were $4,750,000, an increase of 3% over the preceding quarter, and 26% over the comparable quarter of the prior year.

“In Q3 we continued to grow revenue and market share in key product areas,” said Sterling Du, Chairman and CEO of O2Micro. “We will also focus on IP protection, an area that is key to our future growth.”

Conference Call: O2Micro will hold its third quarter conference call today at 2:00 p.m. PST, 5:00 p.m. EST. You may participate by dialing (800) 997-8642 or (973) 694-6836 (for International participants). A replay of the call will be available by phone until November 7th by dialing (800) 428-6051 or (973) 709-2089 (for International participants), passcode #262984. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

About O2Micro

Founded in April 1995, O2Micro designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance, and LCD products. Products include AudioDJ®, SmartCardBus® for secure on line e-commerce, Intelligent Inverter® and Battery Management IC’s.

O2Micro International maintains an extensive portfolio of intellectual property with 831 patent claims granted, and over 3100 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

Statements made in this release that are not historical, including statements regarding O2Micro’s or management’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the documents filed by O2Micro with the SEC from time to time, including but not limited to the Form F-1 in connection with the company’s initial public offering in August 2000, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Contact Information:
Gil Goodrich
Director of Investor Relations, O2Micro
Phone: 408.987.5920 x8013
Email: gil.goodrich@o2micro.com

O2Micro International Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Unaudited)

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
NET SALES	$18,024	$11,855	$51,794	$30,425
COST OF SALES	7,269	4,306	20,407	10,924

GROSS PROFIT	10,755	7,549	31,387	19,501

OPERATING EXPENSES
Research and development	4,750	3,771	13,948	9,890
Selling, general and administrative	3,284	2,510	8,796	7,305
Stock-based compensation	9	47	42	145

Total Operating Expenses	8,043	6,328	22,786	17,340

INCOME FROM OPERATIONS	2,712	1,221	8,601	2,161

NONOPERATING INCOME (EXPENSES)
Interest income on bank deposits	144	282	584	1,168
Interest income on short-term investments	230	123	905	158
Impairment loss on investment in shares of stocks	(254)	—	(483)	—

Interest expenses	(1)	(1)	(3)	(9)
Other—net	69	(50)	285	54

Total Nonoperating Income—Net	188	354	1,288	1,371

INCOME BEFORE INCOME TAX	2,900	1,575	9,889	3,532
INCOME TAX EXPENSES	355	257	1,307	609

NET INCOME	2,545	1,318	8,582	2,923
OTHER COMPREHENSIVE GAIN (LOSS)
Translation adjustments on subsidiaries	(32)	(71)	71	(235)

Unrealized gain (loss) on available-for-sale securities	(3)	69	(68)	69

Total Other Comprehensive Gain (Loss)	(35)	(2)	3	(166)

COMPREHENSIVE INCOME	$2,510	$1,316	$8,585	$2,757

EARNINGS PER SHARE:
Basic	$0.07	$0.04	$0.22	$0.09

Diluted	$0.07	$0.04	$0.21	$0.08

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	38,361	33,351	38,362	33,175

Diluted (in thousands)	39,073	34,944	40,232	34,618

O2Micro International Limited and Subsidiaries

Consolidated Balance Sheets

(In Thousand U.S. Dollars, Except Share Amounts)

	September 30, 2002	December 31, 2001
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$86,158	$108,936
Restricted cash	1,815	1,159
Short-term investments	19,472	10,014
Accounts receivable—net	10,370	3,700
Inventories	8,304	5,361
Prepaid expenses and other current assets	2,170	1,808

Total Current Assets	128,289	130,978

INVESTMENT IN SHARES OF STOCKS	5,485	500

FIXED ASSETS—NET	4,789	3,213

OTHER ASSETS
Convertible loans to 360° Web Ltd.	1,750	750

Deferred income tax—noncurrent	55	219

Other assets	1,083	759

TOTAL ASSETS	$141,451	$136,419

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$3,916	$3,570
Income tax payable	1,609	1,220
Current portion of obligations under capital lease	10	9
Accrued expenses and other current liabilities	3,253	3,189

Total Current Liabilities	8,788	7,988

OBLIGATIONS UNDER CAPITAL LEASE—NET OF CURRENT PORTION	—	7

Total Liabilities	8,788	7,995

CONTINGENCIES AND COMMITMENT	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares at $0.001 par value per share Authorized—95,000,000 shares. Issued—38,798,269 and 38,134,511 shares as of September 30, 2002 and December 31, 2001, respectively.	39	38
Treasury Stock—710,700 shares as of September 30, 2002	(6,763)	—
Additional paid-in capital	132,621	130,197
Warrants	—	51
Deferred compensation	(1)	(44)
Accumulated other comprehensive income	(694)	(697)
Accumulated earnings (deficit)	7,461	(1,121)

Total Shareholders’ Equity	132,663	128,424

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$141,451	$136,419